December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (860) 728.7613

Mr. George David
Chief Executive Officer
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

> **Re: United Technologies Corporation**
> **Definitive 14A**
> **Filed February 23, 2007**
> **File No. 001-00812**

Dear Mr. David:

We have reviewed your response letter dated November 20, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your response to prior comment 1, your current disclosure provides very limited information regarding the role of your compensation consultants. We believe that your investors would benefit from additional disclosure regarding your consultant's function. Accordingly, please confirm that you will provide such additional disclosure in your future filings.

2. Your response to prior comment 7 appears to propose limited, if any, revisions to your Compensation Disclosure & Analysis. We re-issue the prior comment. Please confirm that you will provide additional detail and analysis regarding the specific compensation payable to each named executive officer. For each named executive officer, identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor